EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors
Plumtree Software, Inc.

We consent to incorporation by reference in the registration statement on Form S-8 to be filed on or about January 10, 2002 of our report dated May 10, 2002, except as to Note 7, which is as of May 17, 2002, and Note 15, which is as of May 31, 2002, relating to the consolidated balance sheets of Plumtree Software, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the registration statement (No. 333-45950) on Form S-1 of Plumtree Software, Inc.

/s/ KPMG
Mountain View, California
January 15, 2003